SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)*

                         AMERICA SERVICE GROUP INC.
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                              (Name of Issuer)

                   Common Stock, par value $.01 per share
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                       (Title of Class of Securities)

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                                02364 L 109
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                               (CUSIP Number)

                     DAVID A. FREEMAN
                     c/o FERRER FREEMAN & COMPANY, LLC
                     THE MILL
                     10 GLENVILLE STREET
                     GREENWICH, CT  06831
                     (203) 532-8011

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               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communication)

                                May 3, 2002
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          (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 02364 L 109                   13D                   PAGE 2 OF 9 PAGES

1   NAME OF REPORTING PERSONS/ S.S. OR I.R.S. IDENTIFICATION NOS.
    OF ABOVE PERSONS (ENTITIES ONLY)
    Ferrer Freeman & Company, LLC
    TIN:  06-1433502

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)  [ ]
                                                                       (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)
    OO


5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Connecticut


  NUMBER OF      7  SOLE VOTING POWER
                    1,373,639
   SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER
                    1,373,639
PERSON WITH

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,373,639


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES (See Instructions)               [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    24.6%


14  TYPE OF REPORTING PERSON (See Instructions)
    OO

CUSIP NO. 02364 L 109                   13D                   PAGE 3 OF 9 PAGES

1   NAME OF REPORTING PERSONS/ S.S. OR I.R.S. IDENTIFICATION NOS.
    OF ABOVE PERSONS (ENTITIES ONLY)
    FFC Partners I, L.P.
    TIN:  06-1458417

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)  [ ]
                                                                       (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)
    OO


5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware


  NUMBER OF      7  SOLE VOTING POWER
                    1,303,873
   SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER
                    1,303,873
PERSON WITH

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,303,873


12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES (See Instructions)               [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    23.4%


14  TYPE OF REPORTING PERSON (See Instructions)
    PN

CUSIP NO. 02364 L 109                   13D                   PAGE 4 OF 9 PAGES

1   NAME OF REPORTING PERSONS/ S.S. OR I.R.S. IDENTIFICATION NOS.
    OF ABOVE PERSONS (ENTITIES ONLY)
    FFC Executive Partners I, L.P.
    TIN:  06-1477466

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)  [ ]
                                                                       (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)
    OO


5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware


  NUMBER OF      7  SOLE VOTING POWER
                    53,878
   SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER
                    53,878
PERSON WITH

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    53,878


12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES (See Instructions)               [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.0%


14  TYPE OF REPORTING PERSON*
    PN

                                SCHEDULE 13D

     This Amendment No. 2 to Schedule 13D amends and supplements the Statement on Schedule 13D relating to the common stock, $.01 par value per share ("Common Stock") of America Service Group Inc., a Delaware corporation (the "Issuer") filed on February 5, 1999 as amended on July 15, 1999, on behalf of Health Care Capital Partners L.P. ("HCCP") and Health Care Executive Partners L.P. ("HCEP"), Delaware limited partnerships. In March of 2002, HCCP was renamed FFC Partners I, L.P. ("Partners I") and HCEP was renamed FFC Executive Partners I, L.P. ("Executive Partners I").

ITEM 1.  SECURITY AND ISSUER.

     Unchanged.

ITEM 2.  IDENTITY AND BACKGROUND.

     Item 2 is amended as follows:

     This Schedule 13D is filed by and on behalf of Ferrer Freeman & Company, LLC ("FFC"), a Connecticut limited liability company (formally known as Ferrer Freeman Thompson & Co. LLC.), Partners I, and Executive Partners I. FFC is the general partner of Partners I and Executive Partners I, each of which is a Delaware limited partnership. Partners I and Executive Partners I are collectively referred to herein as the "Limited Partnerships."

     The business of FFC and the Limited Partnerships is to achieve long term capital appreciation through privately negotiated equity and equity-oriented investments, including, but not limited to, common stock, preferred stock, warrants and convertible securities exclusively in the health care industry.

     The business addresses of FFC and the Limited Partnerships (and each of the members of FFC set forth in Schedule I, such Schedule I hereby incorporated herein by reference) is set forth in the cover page hereof.

     For information with respect to the identity and background of each member of FFC, see Schedule I hereto.

     During the past five years, each of FFC and the Limited Partnerships, and any person identified on Schedule I, (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (b) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     All persons identified in Schedule I are United States citizens.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Unchanged.

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 is amended by adding the following;

     On May 3, 2002, the Limited Partnerships distributed a total of 100,000 shares of Common Stock (the "Distribution") to their limited partners ("Partners") pro rata in accordance with the Partners' respective partnership interests. Partners I distributed 96,032 shares of Common Stock of which FFC received 15,716 shares of Common Stock and Executive Partners I distributed 3,968 shares of Common Stock of which FFC received 172 shares of Common Stock. The Limited Partnerships reserve the right to make additional in-kind distributions to their Partners in the future.

     FFC intends to review on a continuing basis its investment in the Issuer, including the Issuer's business, financial condition and operating results and general market and industry conditions and, based upon such review, the Limited Partnerships may (i) exercise the Warrants in whole or in part, (ii) dispose of the Common Stock or Warrants in the open market, in privately negotiated transactions or otherwise, or (iii) make further distributions to their Partners.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended in its entirety as follows;

     The percentages set forth in this Item 5 are based on 5,449,612 shares of Common Stock outstanding as of April 24, 2002, as reported in the
Schedule 14A filed by the Issuer on April 30, 2002. As disclosed in the Issuer's Form 8-K filed on February 7, 2001, on February 5, 2001, the Issuer converted all of the Preferred Stock held by the Limited
Partnerships into shares of Common Stock.

     (a) and (b) (1) FFC is deemed to be the beneficial owner of 1,373,639 shares of Common Stock by virtue of (i) its ownership of 15,888 shares of Common Stock received in the Distribution described in Item 4, (ii) the 1,303,873 shares of Common Stock beneficially owned by Partners I, and
(iii) the 53,878 shares of Common Stock beneficially owned by Executive Partners I. Assuming the exercise of the Warrants, the 1,373,639 shares of Common Stock beneficially owned by FFC represents approximately 24.6% of the outstanding Common Stock (computed in accordance with Rule 13d-3(d) under the Act). FFC has (a) the sole power to vote or direct the vote and
(b) the sole power to dispose or direct the disposition of all 1,373,639 shares of Common Stock.

                 (2) Partners I is deemed to be the beneficial owner of 1,303,873 shares of Common Stock by virtue of (i) its ownership of 1,174,233 shares of Common Stock and (ii) its right to acquire beneficial ownership of 129,640 shares of Common Stock within 60 days through the exercise of the Warrants. Assuming the exercise of the Warrants, the 1,303,873 shares of Common Stock beneficially owned by Partners I represents approximately 23.4% of the outstanding Common Stock (computed in accordance with Rule 13d-3(d) under the Act). Partners I has (a) the sole power to vote or direct the vote and (b) the sole power to dispose or direct the disposition of all 1,303,873 shares of Common Stock.

                 (3) Executive Partners I is deemed to be the beneficial owner of 53,878 shares of Common Stock by virtue of (i) its ownership of 48,518 shares of Common Stock and (ii) its right to acquire beneficial ownership of 5,360 shares of Common Stock within 60 days through the exercise of the Warrants. Assuming the exercise of the Warrants, the 53,878 shares of Common Stock beneficially owned by Executive Partners I represents approximately 1.0% of the outstanding Common Stock (computed in accordance with Rule 13d-3(d) under the Act). Executive Partners I has (a) the sole power to vote or direct the vote and (b) the sole power to dispose or direct the disposition of all 53,878 shares of Common Stock.

          (c) Pursuant to the Distribution described in Item 4 above, on May 3, 2002, the Limited Partnerships distributed a total of 100,000 shares of Common Stock to their respective limited partners. FFC acquired 15,888 shares of Common Stock in the Distribution.

          (d) To the best of knowledge of FFC and the Limited Partnerships, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock and the Warrants.

          (e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Unchanged.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          Unchanged.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: May 10, 2002

                                   FERRER FREEMAN & COMPANY, LLC



                                   By: /s/ David A. Freeman
                                      ---------------------------------------
                                     Name: David A. Freeman
                                     Title: Member


                                   FFC PARTNERS I, L.P.

                                   By:   FERRER FREEMAN & COMPANY, LLC,
                                         its General Partner

                                   By: /s/ David A. Freeman
                                      ---------------------------------------
                                      Name: David A. Freeman
                                      Title: Member


                                   FFC EXECUTIVE PARTNERS I, L.P.

                                   By:   FERRER FREEMAN & COMPANY, LLC,
                                         its General Partner


                                   By: /s/ David A. Freeman
                                      ---------------------------------------
                                      Name: David A. Freeman
                                      Title: Member

                                                                 Schedule I
                                                                 ----------

          Ferrer Freeman & Company, LLC, FFC Partners I, L.P., and
          --------------------------------------------------------
                       FFC Executive Partners I, L.P.
                       ------------------------------
                        Members and General Partners
                        ----------------------------


Name                  Principal Occupation

Carlos A. Ferrer      Member of Ferrer Freeman & Company, LLC, general
                      partner of
                      FFC Partners I, L.P. and FFC Executive Partners I, L.P.

David A. Freeman      Member of Ferrer Freeman & Company, LLC, general
                      partner of
                      FFC Partners I, L.P. and FFC Executive Partners I, L.P.

Thomas J. Flynn       Member of Ferrer Freeman & Company, LLC, general
                      partner of
                      FFC Partners I, L.P. and FFC Executive Partners I, L.P.

Keith J. Longson      Member of Ferrer Freeman & Company, LLC, general
                      partner of
                      FFC Partners I, L.P. and FFC Executive Partners I, L.P.

Tricia A. Summers     Member of Ferrer Freeman & Company, LLC, general
                      partner of
                      FFC Partners I, L.P. and FFC Executive Partners I, L.P.

                                                                  Schedule II
                                                                  -----------
                           Joint Filing Agreement
                           ----------------------

         In accordance with Rule 13d-1(k) of Regulation 13D of the Securities Exchange Act of 1934, as amended, the persons or entities below agree to the joint filing on behalf of each of them of this Statement on
Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of America Service Group Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement as of the 10th day of May, 2002.

                                   FERRER FREEMAN & COMPANY, LLC



                                   By: /s/ David A. Freeman
                                      ---------------------------------------
                                     Name: David A. Freeman
                                     Title: Member


                                   FFC PARTNERS I, L.P.

                                   By:   FERRER FREEMAN & COMPANY, LLC,
                                         its General Partner

                                   By: /s/ David A. Freeman
                                      ---------------------------------------
                                      Name: David A. Freeman
                                      Title: Member


                                   FFC EXECUTIVE PARTNERS I, L.P.

                                   By:   FERRER FREEMAN & COMPANY, LLC,
                                         its General Partner


                                   By: /s/ David A. Freeman
                                      ---------------------------------------
                                      Name: David A. Freeman
                                      Title: Member